August 20, 2020

United States Securities and Exchange Commission
Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.
Washington, D.C. 20549
Attention:  Ada Sarmento

Re:	Silence Therapeutics plc Amendment No. 1 to Draft Registration Statement on Form F-1 Submitted July 31, 2020 CIK No. 0001479615

Ladies and Gentlemen:

On behalf of Silence Therapeutics plc (the “Company”), the following information is provided in response to a letter, dated August 8, 2020, from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Amendment No. 1 to the Draft Registration Statement on Form F-1, which was submitted on July 31, 2020 in respect of American Depositary Shares (“ADSs”) representing the Company’s ordinary shares.  The numbering of the paragraphs below corresponds to the numbering of the comments in the letter.  For the Staff’s convenience, we have incorporated the Staff’s comments into this response letter. Page references in the text of this response letter correspond to the page numbers of the Registration Statement filed with the Commission on the date hereof (the “Registration Statement”).  Capitalized terms used in this response letter but otherwise not defined herein shall have the meanings ascribed to such terms in the Registration Statement.

Amendment No. 1 to Draft Registration Statement on Form F-1

Business

Overview, page 61

1.We note your response to prior comment 2; however, you continue to state conclusions regarding efficacy. Please revise your statements here and on page 48 that your product candidate SLN360 "silences" genetically controlled expression of Lipoprotein(a), your product candidate SLN124 "silences" TMPRSS6 gene expression and your SLN500 program candidates "silence" C3. You may present objective data resulting from your trials without including conclusions related to efficacy in the Business section.

In response to the Staff’s comment, the Company has revised the disclosure on pages 2, 49 and 62 of the Registration Statement to replace the term “silences” with a statement that each of the product candidates has been shown in the Company’s preclinical studies to reduce the expression of the applicable targeted gene or protein.

SLN124 reduced transferrin saturation in -thalassemic mice compared to deferiprone, page 72

2.We note your response to prior comment 10. Please revise to provide the basis for your statement that similar magnitudes of increase in hemoglobin levels are associated with "clinically meaningful" improvement in health related quality of life measures in humans

United States Securities and Exchange Commission August 20, 2020

In response to the Staff’s comment, the Company has deleted the referenced statement on page 73 of the Registration Statement.

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Please contact me at 212 479 6495 with any questions or further comments regarding the Company’s responses to the Staff’s comments.

Sincerely, /s/ Joshua A. Kaufman Joshua A. Kaufman

cc:	Iain Ross, Silence Therapeutics plc